UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934

                 Ashford Hospitality Trust Inc.
(Name of Issuer)

                Series A Preferred Stock
(Title of Class of Securities)

               044103208
(CUSIP Number)

          July 19, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]   Rule 13d-1(b)

[  ]     Rule 13d-1(c)

[  ]     Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830137204	SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dividend Capital Investments LLC, 11-3700676
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b)  N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 123,800
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 123,800
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 830137204	SCHEDULE 13G

Item 1.	(a).	Name of Issuer: Ashford Hospitality Trust Inc.
	(b).	Address of Issuer's Principal Executive Offices: 14180 Dallas Parkway, 9th Floor, Dallas, TX 75254
Item 2.	(a).	Name of Persons Filing: Dividend Capital Investments LLC
	(b).	Address of Principal Business Office for Each of the Above: 518 17th Street, Suite 1200, Denver, CO 80202
	(c).	Citizenship or Place of Organization: U.S.A.
	(d).	Title of Class of Securities: Series A Preferred Stock.
	(e).	CUSIP Number: 044103208
Item 3.		If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the exchange Act;
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
	(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)		[ ] Group, in accordance with Rule 13d-1(b)(1) (ii)(J).
Item 4.	Ownership.
(a).	Amount beneficially owned: 123,800
(b).	Percent of class: 5.38%
(c).	Number of shares as to which such person has:
(1) Sole power to vote or to direct the vote: 123,800
(2) Shared power to vote or to direct the vote: N/A
(3) Sole power to dispose or to direct the disposition of: 123,800
(4) Shared power to dispose or to direct the disposition of: N/A
Item 5.	Ownership of Five Percent or Less of a Class: [ ]
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Dividend Capital Realty Income Allocation Fund, for which Dividend Capital Investments LLC serves as investment adviser, has the right to receive all dividends from, and the proceeds from the sale of, the securities held in its account. 102,800 Shares beneficially owned by Dividend Capital Investments LLC, representing 4.47% of the class of securities, are owned by Dividend Capital Realty Income Allocation Fund.

Item 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company. N/A
Item 8.	Identification and Classification of Members of the Group: N/A
Item 9.	Notice of Dissolution of Group: N/A
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2005	By:__/s/ Jeffrey W. Taylor__ Jeffrey W. Taylor, Secretary